0-28038

02046879

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
7/24/02

Report on Form 6-K dated July 24, 2002

Swedish Match AB
(Translation of Registrant's Name Into English)
SWEDISH MATCH CORP

Rosenlundsgatan 36
S-118 85 Stockholm, Sweden
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Interim Report - January – June 2002

SWEDISH MATCH

Interim Report
January – June 2002

- **Sales increased 4 percent to 6,850 MSEK (6,564)**
- **Operating income increased 19 percent to 1,245 MSEK (1,046)**
- **Income before taxes increased 19 percent to 1,103 MSEK (930)**
- **EBITDA increased 17 percent to 1,590 MSEK (1,357)**
- **EPS increased 23 percent to 2.07 SEK (1.68)**
- **EPS, excluding amortization, increased to 2.48 SEK (2.06)**
- **Total shares outstanding as of June 30, 2002 was 348.3 million (358.5)**

Sales for the first six months increased by 4 percent, to 6,850 MSEK (6,564). Currency rates have affected sales negatively by 1 percentage point during the first six months. Organic growth amounted to 5 percent. Sales and operating income increased for smokeless products (snuff and chewing tobacco) as well as cigars and matches.

Operating income grew by 19 percent to 1,245 MSEK (1,046), with the significantly stronger performance versus sales primarily attributable to improved margins in snuff, cigars, and matches.

Net financial expense was -71 MSEK (-70). Net interest expense was -69 MSEK (-70).

Diluted EPS increased 23 percent to 2.07 SEK (1.68). EPS, excluding amortization on intangibles, increased to 2.48 SEK (2.06) or 20 percent.

Summary of Consolidated Income Statement

	January – June		Full year
MSEK	**2002**	**2001**	**2001**
Sales	**6,850**	**6,564**	**13,635**
Operating income excluding items affecting comparability	**1,245**	**1,046**	**2,193**
Net income for the period	**730**	**621**	**1,228**

Sales by product area

MSEK	April - June 2002	April - June 2001	January - June 2002	January - June 2001	Change %	12 months ended Jun 30, -02	Full year 2001	Change %
Snuff	711	642	1,383	1,170	18	2,670	2,457	9
Chewing Tobacco	367	365	711	679	5	1,409	1,377	2
Cigars	871	892	1,649	1,642	0	3,488	3,481	0
Pipe Tobacco & Accessories	211	245	401	450	(11)	884	933	(5)
Matches	421	408	881	833	6	1,738	1,690	3
Lighters	184	203	370	423	(13)	756	809	(7)
Other operations	768	740	1,455	1,367	6	2,976	2,888	3
Total	**3,533**	**3,495**	**6,850**	**6,564**	**4**	**13,921**	**13,635**	**2**

Operating income by product area

MSEK	April - June 2002	April - June 2001	January - June 2002	January - June 2001	Change %	12 months ended Jun 30, -02	Full year 2001	Change %
Snuff	313	235	603	449	34	1,104	950	16
Chewing Tobacco	105	99	211	188	12	395	372	6
Cigars	149	124	271	225	20	546	500	9
Pipe Tobacco & Accessories	36	64	78	123	(37)	191	236	(19)
Matches	59	44	124	88	41	219	183	20
Lighters	23	26	43	51	(16)	93	101	(8)
Other operations	(45)	(37)	(85)	(78)		(156)	(149)	
Subtotal	**640**	**555**	**1,245**	**1,046**	**19**	**2,392**	**2 193**	**9**
Items affecting comparability	-	-	-	-	-	(80)	(80)	-
Total	**640**	**555**	**1,245**	**1,046**	**19**	**2,312**	**2 113**	**9**

Operating margin by product area

PERCENT	April - June 2002	April - June 2001	January - June 2002	January - June 2001	12 months ended Jun 30, -02	Full year 2001
Snuff	44.0	36.6	43.6	38.4	41.3	38.7
Chewing Tobacco	28.6	27.1	29.7	27.7	28.0	27.0
Cigars	17.1	13.9	16.4	13.7	15.7	14.4
Pipe Tobacco & Accessories	17.1	26.1	19.5	27.3	21.6	25.3
Matches	14.0	10.8	14.1	10.6	12.6	10.8
Lighters	12.5	12.8	11.6	12.1	12.3	12.5
Other operations						
Group	**18.1**	**15.9**	**18.2**	**15.9**	**17.2**	**16.1**

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in the Nordic countries, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe.

Snuff

Swedish Match is the only global producer of snuff, and has a leading position on the Nordic snuff market and in South Africa. In the US, the Company has the largest share of the fast-growing value price segment. The biggest brands are General, Catch, and Ettan in Sweden, Timber Wolf in the US and Taxi in South Africa. Sales for the first six months amounted to 1,383 MSEK (1,170), an increase of 18 percent.

Sales improved in both major markets. In North Europe, volume grew by 6 percent, as second quarter volume reverted to historical growth rates following an exceptionally strong growth rate in the first quarter 2002. In the US, volume grew by 10 percent. Swedish Match continued to improve its market position in the growing US market. Year-to-date market share in the US increased to 9.3 percent, compared with 8.1 percent a year ago. Operating income increased by 34 percent to 603 MSEK (449) due to improved volume and somewhat lower marketing spending. Also pricing and mix changes positively affected the result. Operating margin in the first six months reached 43.6% (38.4%).

For the second quarter, sales were 711 MSEK (642) and operating income was 313 MSEK (235).

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Major brands are Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment is characterised by annual volume declines averaging 4 - 5 percent per year.

Sales increased 5 percent during the first six months, to 711 MSEK (679). Operating income increased by 12 percent, to 211 MSEK (188). Sales and operating income improvement are a result of price increases, and lower expenses.

For the second quarter, sales were 367 MSEK (365) and operating income was 105 MSEK (99).

Cigars and Pipe Tobacco

Swedish Match is one of the world's largest producers of cigars and pipe tobacco with a broad presence globally. Growth opportunities are mainly within cigars.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are North America and West Europe. These two markets together make up about 75 percent of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Major brands are Macanudo, Garcia y Vega, La Gloria Cubana, La Paz, Justus van Maurik, and Wings.

Sales for the first six months amounted to 1,649 MSEK (1,642). Volume growth in the European market largely offset declining volume in the US.

Operating income for the first six months reached 271 MSEK (225), an increase of 20 percent, as a result of lower production and operating costs. Operating margin for the first six months was 16.4 % (13.7).

For the second quarter, sales were 871 MSEK (892) and operating income was 149 MSEK (124).

Pipe Tobacco and Accessories

Swedish Match is one of the largest producers of pipe tobacco in the world and the products are marketed worldwide. Major brands include Borkum Riff, Half and Half, and Boxer. The main markets for pipe tobacco are North America and West Europe. The Company also has a significant presence in South Africa.

Sales for the first six months amounted to 401 MSEK (450), a decrease of 11 percent. Operating income declined to 78 MSEK (123). Sales and operating income was negatively impacted by a significant decline in the value of the South African Rand versus the year-ago period, as well as weaker volume in several markets.

For the second quarter, sales were 211 MSEK (245) and operating income was 36 MSEK (64).

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries.

Matches

Swedish Match is number one in the world market for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

Sales for the first six months amounted to 881 MSEK (833), an increase of 6 percent. Operating income grew 41 percent to 124 MSEK (88), as a result of strong sales growth in some overseas markets. Operating margin increased to 14.1 percent during the first six months versus 10.6 percent same period last year.

For the second quarter, sales were 421 MSEK (408) and operating income was 59 MSEK (44).

Lighters

Swedish Match is the third largest producer of disposable lighters in the world and the main brand is Cricket.

Swedish Match sales for the first six months were 370 MSEK (423) and operating income was 43 MSEK (51). Operating margin for lighters was 11.6 percent (12.1).

For the second quarter, sales were 184 MSEK (203) and operating income was 23 MSEK (26).

Other Operations

Other operations include, among other things, the distribution of tobacco products on the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development. For the first six months, net expenses for other operations were 85 MSEK (-78).

Financing and net financial expense

At the end of the six months, the Group had a net debt of 4,358 MSEK, as compared with 4,410 MSEK on December 31, 2001. During May, the Company paid dividends of 508 MSEK.

Cash and bank balances, including short term investments, amounted to 1,737 MSEK at the end of the period, compared with 1,606 MSEK at the beginning of the year.

Net interest expense for the first six months amounted to -133 MSEK (-137). Other financial items, net, amounted to -9 MSEK (21).

Taxes

Total tax for the first six months amounted to 353 MSEK (298) corresponding to 32 percent of income before taxes.

Earnings per share

Earnings per share for the first six months amounted to 2.07 (1.68), an increase of 23 percent. Earnings per share excluding amortization of intangible assets amounted to 2.48 SEK (2.06), an increase of 20 percent.

Capital expenditure, depreciation and amortization

The Group's direct investments in tangible fixed assets amounted to 398 MSEK (259). Among the major investments is a new snuff factory outside Gothenburg, Sweden. Total depreciation and amortization amounted to 345 MSEK (311), of which depreciation on tangible assets amounted to 175 MSEK (153) and amortization of intangibles amounted to 170 MSEK (158).

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 10,284 MSEK (9,805).

Average number of Group employees

The average number of employees in the Group for the first six months was 14,769 compared with 14,343 for the full year 2001, primarily due to increased production of cigars in Indonesia and the Dominican Republic.

Share structure

During the first six months 1,684,500 shares have been repurchased, all in the second quarter. Swedish Match holds 23,280,500 shares in its treasury, corresponding to 6.2 percent of the total amount of shares. The number of shares outstanding, net after repurchase, as per June 30, 2002 amounts to 348,315,681.

At the Annual General Meeting the shareholders approved the reduction of share capital with 24 MSEK through cancellation of 10,000,000 shares with transfer to unrestricted reserve. This cancellation of shares is expected to be completed prior to year-end. The shareholders also renewed authorization to acquire a maximum of 10 percent of all shares in the Company.

Events following the close of the period

Swedish Match North America, Inc. on July 22nd filed federal civil antitrust action in the United Stated District Court for the Western District against U.S. Smokeless Tobacco Company ("USST") and other U.S. Tobacco affiliated companies, seeking a permanent injunction and alleging antitrust damages in connection with USST's use of illegal, exclusionary tactics to suppress competition, raise prices, and stifle innovation in the United States moist snuff tobacco market.

Accounting principles

This interim report employs the same accounting principles as the full-year 2001 annual report on operations.

Additional information

This report has not been reviewed by the Company's auditors. The interim report for the first nine months of 2002 will be released October 24th.

Stockholm, July 24, 2002

Lennart Sundén
President and Chief Executive Officer

Key data

	January - June		12 months ended	Full year
	2002	2001	June 30, 2002	2001
Operating margin, %	18.2	15.9	17.2	16.1
Operating capital, MSEK	10,472	11,953	10,472	11,227
Return on operating capital, %			21.3	20.8
Return on shareholders' equity, %			33.1	28.3
Net debt, MSEK	4,358	4,535	4,358	4,410
Net debt/equity ratio, %	100.0	88.5	100.0	90.5
Equity/assets ratio, %	27.9	30.3	27.9	29.3
Investments in tangible assets, MSEK	398	259	772	633
EBITDA, MSEK	1,590	1,357	3,096	2,863
Earnings per share				
Basic, SEK	2.09	1.69	3.80	3.40
Diluted, SEK	2.07	1.68	3.77	3.38
Before items affecting comparability, SEK	2.07	1.68	3.91	3.52
Diluted, excluding amortization and items affecting comparability, SEK	2.48	2.06	4.72	4.30
Shareholders' equity per share, SEK	10.56	12.27	10.56	11.73
No of shares outstanding at end of period	348,315,681	358,476,181	348,315,681	350,000,181
Average No of shares outstanding	349,788,525	367,328,463	352,736,215	361,506,184
Average No of shares outstanding fully diluted	352,590,498	368,581,642	355,069,338	363,016,335

Consolidated Income Statement in summary

	April – June		January – June		Change	12 months ended	Full year	Change
MSEK	2002	2001	2002	2001	%	June 30, -02	2001	%
Sales, including tobacco tax	5,981	5,769	11,206	10,715	5	22,919	22,428	2
Less tobacco tax	(2,448)	(2,274)	(4,356)	(4,151)	5	(8,998)	(8,793)	2
Sales	**3,533**	**3,495**	**6,850**	**6,564**	**4**	**13,921**	**13,635**	**2**
Cost of goods sold	(1,921)	(1,941)	(3,686)	(3,680)	0	(7,633)	(7,627)	0
Gross profit	**1,612**	**1,554**	**3,164**	**2,884**	**10**	**6,288**	**6,008**	**5**
Sales and administrative expenses	(891)	(927)	(1,760)	(1,698)	4	(3,564)	(3,502)	2
Amortization, intangible assets	(87)	(78)	(170)	(158)	8	(353)	(341)	4
Shares in earnings of associated co.	6	6	11	18		21	28	
	640	**555**	**1,245**	**1,046**	**19**	**2,392**	**2,193**	**9**
Items affecting comparability	-	-	-	-		(80)	(80)	
Operating income	**640**	**555**	**1,245**	**1,046**	**19**	**2,312**	**2,113**	**9**
Net interest expense	(69)	(70)	(133)	(137)		(282)	(286)	
Other financial items, net	(2)	0	(9)	21		(17)	13	
Net financial items	(71)	(70)	(142)	(116)	22	(299)	(273)	10
Income before taxes and minority interests	**569**	**485**	**1,103**	**930**	**19**	**2,013**	**1,840**	**9**
Taxes	(182)	(155)	(353)	(298)		(644)	(589)	
Minority interests	(18)	(6)	(20)	(11)		(32)	(23)	
Net income for the period	**369**	**324**	**730**	**621**	**18**	**1,337**	**1,228**	**9**
Earnings per share, basic	1.06	0.89	2.09	1.69		3.80	3.40	
Earnings per share, diluted	1.05	0.88	2.07	1.68		3.77	3.38	

Consolidated Balance Sheet in summary

MSEK

	June 30, 2002	Dec 31, 2001
Intangible fixed assets	4,247	4,769
Tangible fixed assets	2,851	2,970
Financial fixed assets	612	691
Current operating assets	6,201	6,587
Liquid Funds	1,737	1,606
Total assets	**15,648**	**16,623**
Shareholders' equity	3,677	4,105
Minority interests	683	767
Provisions	2,120	2,311
Long-term loans	5,245	5,072
Other long-term liabilities	81	78
Short-term loans	850	944
Other current liabilities	2,992	3,346
Total shareholders' equity, provisions and liabilities	**15,648**	**16,623**

Change in Shareholders' equity

MSEK

	January – June 2002	January – June 2001
Shareholders' equity, opening balance as per December 31	4,105	4,635
Effect due to change in accounting principle	-	(51)
Adjusted shareholders' equity, opening balance	4,105	4,584
Cancellation of shares for transfer to unrestricted reserves and transfer to statutory reserve	-	(17)
Increase of unrestricted reserves from cancellation of shares and decrease from transfer to statutory reserve	-	17
Repurchase of own shares	(132)	(723)
Dividend paid	(508)	(490)
Translation difference for the period	(518)	408
Net income for the period	730	621
Total shareholders' equity at end of period	**3,677**	**4,400**

Consolidated Cash Flow Statement in summary

MSEK	January – June 2002	January – June 2001
Cash flow from operations before changes in Working Capital	**1,363**	**965**
Cash flow from changes of Working Capital	(344)	(394)
Cash flow from operations	**1,019**	**571**
Investments		
Investments in property, plant and equipment	(398)	(259)
Sales of property, plant and equipment	95	18
Investments in intangibles	(4)	-
Investments in consolidated companies	(10)	(747)
Changes in financial receivables etc.	(23)	(15)
Cash flow from investments	**(340)**	**(1,003)**
Financing		
Changes in loans	134	(43)
Dividends	(508)	(490)
Repurchase of shares	(132)	(723)
Other	11	(79)
Cash flow from financing	(495)	(1,335)
Cash flow for the period	**184**	(1,767)
Liquid funds at the beginning of the period	1,606	2,960
Translation difference attributable to liquid funds	(53)	32
Liquid funds at the end of the period	**1,737**	**1,225**

Quarterly data

MSEK	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02
Sales, including tobacco tax	5,045	5,262	5,336	4,946	5,769	5,981	5,732	5,225	5,981
Less tobacco tax	(2,174)	(2,190)	(2,140)	(1,877)	(2,274)	(2,440)	(2,202)	(1,908)	(2,448)
Sales	**2,871**	**3,072**	**3,196**	**3,069**	**3,495**	**3,541**	**3,530**	**3,317**	**3,533**
Cost of goods sold	(1,654)	(1,776)	(1,832)	(1,738)	(1,941)	(1,957)	(1,991)	(1,765)	(1,921)
Gross profit	**1,217**	**1,296**	**1,364**	**1,331**	**1,554**	**1,584**	**1,539**	**1,552**	**1,612**
Sales and administrative expenses	(688)	(722)	(779)	(772)	(927)	(932)	(871)	(869)	(891)
Amortization, intangible assets	(66)	(78)	(82)	(80)	(78)	(94)	(89)	(83)	(87)
Shares in earnings of associated co.	8	4	(3)	12	6	4	6	5	6
	471	**500**	**500**	**491**	**555**	**562**	**585**	**605**	**640**
Items affecting comparability	-	-	-	-	-	(80)	-	-	-
Operating income	**471**	**500**	**500**	**491**	**555**	**482**	**585**	**605**	**640**
Net interest expense	(41)	(57)	(67)	(67)	(70)	(81)	(68)	(64)	(69)
Other financial items, net	(3)	7	0	21	0	0	(8)	(7)	(2)
Net financial items	(44)	(50)	(67)	(46)	(70)	(81)	(76)	(71)	(71)
Income after financial items	**427**	**450**	**433**	**445**	**485**	**401**	**509**	**534**	**569**
Income taxes	(138)	(151)	(128)	(143)	(155)	(128)	(163)	(171)	(182)
Minority interests	(3)	(3)	(5)	(5)	(6)	(8)	(4)	(2)	(18)
Net income for the period	**286**	**296**	**300**	**297**	**324**	**265**	**342**	**361**	**369**

Sales by product area

MSEK

	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02
Snuff	531	529	552	528	642	629	658	672	711
Chewing Tobacco	318	311	316	314	365	349	349	344	367
Cigars	646	796	843	750	892	944	895	778	871
Pipe Tobacco & Accessories	184	205	200	205	245	247	236	190	211
Matches	414	429	478	425	408	421	436	460	421
Lighters	169	175	201	220	203	190	196	186	184
Other operations	609	627	606	627	740	761	760	687	768
Total	**2,871**	**3,072**	**3,196**	**3,069**	**3,495**	**3,541**	**3,530**	**3,317**	**3,533**

Operating income by product area

MSEK

	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02
Snuff	241	254	250	214	235	242	259	290	313
Chewing Tobacco	83	72	87	89	99	90	94	106	105
Cigars	87	104	104	101	124	137	138	122	149
Pipe Tobacco & Accessories	52	58	54	59	64	62	51	42	36
Matches	18	24	23	44	44	46	49	65	59
Lighters	19	18	21	25	26	23	27	20	23
Other operations	(29)	(30)	(39)	(41)	(37)	(38)	(33)	(40)	(45)
Subtotal	**471**	**500**	**500**	**491**	**555**	**562**	**585**	**605**	**640**
Items affecting comparability	-	-	-	-	-	(80)	-	-	-
Total	**471**	**500**	**500**	**491**	**555**	**482**	**585**	**605**	**640**

Operating margin by product area

PERCENT

	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02
Snuff	45.4	48.0	45.3	40.5	36.6	38.5	39.4	43.2	44.0
Chewing Tobacco	26.1	23.2	27.5	28.3	27.1	25.8	26.9	30.8	28.6
Cigars	13.5	13.1	12.3	13.5	13.9	14.5	15.4	15.7	17.1
Pipe Tobacco & Accessories	28.3	28.3	27.0	28.8	26.1	25.1	21.6	22.1	17.1
Matches	4.3	5.6	4.8	10.4	10.8	10.9	11.2	14.1	14.0
Lighters	11.2	10.3	10.4	11.4	12.8	12.1	13.8	10.8	12.5
Group	**16.4**	**16.3**	**15.6**	**16.0**	**15.9**	**15.9**	**16.6**	**18.2**	**18.1**

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	*office*	*+46 8 658 01 75*
Sven Hindrikes, Executive Vice President and Chief Financial Officer	*office* *mobile*	*+46 8 658 02 82* *+46 70 567 41 76*
Bo Aulin, Senior Vice President, Secretary and General Counsel	*office* *mobile*	*+46 8 658 03 64* *+46 70 558 03 64*
Emmett Harrison, Vice President, Investor Relations	*office* *mobile*	*+46 8 658 01 73* *+46 70 938 01 73*
Lin McKinnie, Vice President, Investor Relations (US)	*office* *mobile*	*+1 804 302 1912* *+1 917 592 7670*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date: July 24, 2002

By: [signature]
Name: Lennart Sundén
Title: President and Chief Executive Officer